

April 16, 2013

<u>Via E-mail</u>
Mr. James Lipham
Chief Financial Officer
Total Systems Services, Inc.
One TSYS Way
Columbus, GA 31901

> **Re:** **Total Systems Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-10254**

Dear Mr. Lipham:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Exhibit 13.1</u>

<u>Results of Operations, page 11</u>

1. We note from the disclosures on page 11 of your annual report to shareholders that for your North America Services and International Services segments, approximately 49% of the revenues are driven by the volume of accounts on file ("AOF") and transactions processed and approximately 51% are derived from valued added products and services, customer programming and licensing arrangements. Please describe further these production and optional services, customer programming and licensing arrangements and tell us your consideration to expand your Business section to include a description of

these products and services or tell us where you have provided this information. We refer you to item 101(c)(1) of Regulation S-K.

2.   Please tell us what metrics management uses to analyze the value added products and services, customer programming and licensing arrangements. Also, tell us your consideration to provide a breakdown of revenue between volume based arrangements and other valued added products and services with a corresponding discussion of the factors impacting the changes in such revenues for your North America Services and International Services segments.

3.   We note the disclosures on page 12 of your annual report to shareholders where you indicate that whether or not an AOF is active can impact your revenues differently as the more active an account is, the more revenue you generate from items such as transactions and authorizations processed and statements billed. Tell us the amount of active and inactive accounts for each period presented and tell us your consideration to disclose this information along with a discussion regarding the impact on your revenues for each period presented.

4.   We note that you provide information regarding the AOF activity in your Item 2.02 Form 8-K filings along with a breakdown of AOF by portfolio type, which you also discuss in your earnings calls. We further note that you previously provided similar information in your results of operations discussion in your Form 10-K and Form 10-Q filings. Please tell us why you no longer provide this information in your Form 10-K and 10-Q filings and explain why you believe this information would not be useful to investors in analyzing your results of operations.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 36

5.   We note that in many situations, you enter into arrangements with customers to provide conversion and implementation services in addition to the processing services and you have determined that such services do not have standalone value. You further state that conversion or implementation services are recognized as the related processing services are performed. Please clarify whether you recognize the fees for such services over the term of the contract or over the estimated customer life and tell us how you considered the guidance in footnote 39 of SAB Topic 13.A.3(f) in accounting for such arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief